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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                                 (RULE 13d-102)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) AND (c) AND AMENDMENTS THERETO FILED
                              PURSUANT TO 13d-2(b)

                         HUGHES ELECTRONICS CORPORATION
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    444418107
                                 (CUSIP Number)

                                DECEMBER 22, 2003
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X]  Rule 13d-1(b)
[ ]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

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CUSIP NO. 444418982                      13G            PAGE 2 OF 5 PAGES

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1   NAME OF REPORTING PERSONS
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        (a) U.S. TRUST CORPORATION ID NO. 13-2927955
        (b) UNITED STATES TRUST COMPANY OF NEW YORK ID NO. 13-5459866

    U.S. Trust Corporation is a wholly-owned subsidiary of The Charles Schwab Corporation. Each entity files reports completely separate and independent from the other. Correspondingly, neither entity shares with the other either any information and/or power with respect to either the voting and/or disposition of the securities reported by each.

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2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                     (a) -
                                                                          (b) -
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3   SEC USE ONLY

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4   CITIZENSHIP OR PLACE OF ORGANIZATION

          UNITED STATES

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                        5   SOLE VOTING POWER

                                 272,237,585 SHARES HELD BY GENERAL MOTORS
        NUMBER OF           CORPORATION EMPLOYEE BENEFIT PLANS
          SHARES        --------------------------------------------------------
       BENEFICIALLY     6   SHARED VOTING POWER
         OWNED BY
           EACH             -0-
        REPORTING
          PERSON        --------------------------------------------------------
           WITH         7   SOLE DISPOSITIVE POWER

                                 272,237,585 SHARES HELD BY GENERAL MOTORS
                        CORPORATION EMPLOYEE BENEFIT PLANS
                        --------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                                       19,264,774 SHARES HELD IN MANAGED
                            ACCOUNTS
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9   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    291,502,359 SHARES, COMPRISED OF 272,237,585 SHARES HELD BY GENERAL MOTORS CORPORATION EMPLOYEE BENEFIT PLANS, AND 19,264,774 SHARES HELD IN MANAGED ACCOUNTS
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10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*    [ ]

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11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

    21.1%, COMPRISED OF 19.7% HELD BY GENERAL MOTORS CORPORATION EMPLOYEE BENEFIT PLANS, AND 1.4% HELD IN MANAGED ACCOUNTS

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12  TYPE OF REPORTING PERSON*

    1(a) HC
    1(b) BK

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* SEE INSTRUCTIONS BEFORE FILLING OUT
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ITEM 1(a).        NAME OF ISSUER:

                  Hughes Electronics Corporation

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

                  2250 E, Imperial Highway
                  EL Segundo, California 90245

ITEM 2(a).        NAME OF PERSON FILLING:

                  U.S. TRUST CORPORATION ID NO. 13-2927955
                  UNITED STATES TRUST COMPANY OF NEW YORK ID NO. 13-5459866

                  U.S. Trust Corporation is a wholly-owned subsidiary of The Charles Schwab Corporation. Each entity files reports completely separate and independent from the other. Correspondingly, neither entity shares with the other either any information and/or power with respect to either the voting and/or disposition of the securities reported by each.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                  114 W, 47th Street
                  New York, New York 10036

ITEM 2(c).        CITIZENSHIP:

                  United States

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:

                  Common Stock

ITEM 2(e).        CUSIP NUMBER:

                  444418982

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

                  WITH RESPECT TO U.S. TRUST CORPORATION:

                  (a) [ ] Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).

                  (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

                  (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

                  (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

                  (e) [ ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E).

                  (f) [ ] An employee benefit plan, or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

                  (g) [X] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

                  (h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

                  (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

                  (j) [ ] Group, in accordance with section
                  240.13d-1(b)(1)(ii)(J).

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         WITH RESPECT TO UNITED STATES TRUST COMPANY OF NEW YORK:

         (a) [ ] Broker or Dealer registered under section 15 of the Act (15 U.S.C. 78o).

         (b) [X] Bank as defined in section 3(a)(6) of the Act (15 U.S.C 78c).

         (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

         (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

         (e) [ ] An investment adviser in accordance with section
         240.13d-1(b)(1)(ii)(E).

         (f) [ ] An employee benefit plan, or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

         (g) [ ] A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G).

         (h) [ ] A saving association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

         (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

         (j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

ITEM 4.  OWNERSHIP:

         (a)      Amount beneficially owned:

                  291,502,359 SHARES, COMPRISED OF 272,237,585 SHARES HELD BY GENERAL MOTORS CORPORATION EMPLOYEE BENEFIT PLANS, AND 19,264,774 SHARES HELD IN MANAGED ACCOUNTS

         (b)      Percent of Class:

                  21.1%, COMPRISED OF 19.7% HELD BY GENERAL MOTORS CORPORATION EMPLOYEE BENEFIT PLANS, AND 1.4% HELD IN MANAGED ACCOUNTS

         (c)      Number of Shares as to which such persons have:

                  (i)      Sole power to vote or direct the vote:

                                       272,237,585 SHARES HELD BY GENERAL MOTORS
                           CORPORATION EMPLOYEE BENEFIT PLANS

                  (ii)     Shared power to vote or direct the vote: -0-

                  (iii) Sole power to dispose or to direct the disposition of:

                                       272,237,585 SHARES HELD BY GENERAL MOTORS

                           CORPORATION EMPLOYEE BENEFIT PLANS

                  (iv) Shared power to dispose or to direct the disposition of:

                                       19,264,774 HELD IN MANAGED ACCOUNTS

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable.

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ITEM 7.  IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE
         SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

ITEM 10. CERTIFICATION.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          Date: January 9, 2004

                                          /s/ Joseph A. Tricarico
                                          --------------------------------------
                                          Joseph A. Tricarico
                                          Authorized Agent/Vice President
                                          and Trust Counsel

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